SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                     SEC FILE NUMBER:  333-54822

                           NOTIFICATION OF LATE FILING

(Check One):
  |X| Form 10-K   | | Form 20-F   | | Form 11-K   | |Form 10-Q   | | Form N-SAR

For Period Ended: December 31, 2002
                  ------------------

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ----------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

                          Stronghold Technologies, Inc.
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                             Full Name of Registrant


                              TDT Development, Inc.
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                            Former Name if Applicable


                               777 Terrace Avenue
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            Address of Principal Executive Office (Street and Number)


                       Hasbrouck Heights, New Jersey 07604
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                            City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
|X| the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.


      Stronghold Technologies, Inc. (the "Company") is unable to timely file its Annual Report on Form 10-KSB for the Year Ended December 31, 2002 (the "Form 10-KSB") without unreasonable effort or expense because management of the Company has been utilizing much of its efforts in attempting to raise capital. The Form 10-KSB is currently being prepared and will be filed no later than the fifteenth calendar day following the March 31, 2003 due date of the Form 10-KSB.

                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Christopher J. Carey                         (201)            727-1464
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      (Name)                              (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     |X| Yes    | | No

(3) Isit anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     |X| Yes    | | No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   The Company's operations through May 16, 2002 were comprised solely of its truffle business, which was conducted through its wholly-owned subsidiaries, Terre di Toscana, Inc. and Terres Toscanes, Inc. The Company's operations from May 16, 2002 through December 31, 2002 were comprised of its truffle business (which was divested on July 19, 2002) and its handheld wireless technology business. The Company's results of operations reflect the treatment of the truffle business as discontinued operations and, therefore, figures from those periods reflect operations of its handheld wireless technology business only, other than with respect to other expenses. We believe that a comparison of the Company's truffle business to its handheld wireless technology business is not a relevant analysis for purposes of the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002. As a result, the Company believes that period-to-period comparisons of its results of operations will not be meaningful and should not be relied upon as indicators of future performance. Therefore, results of operations for the fiscal years ended December 31, 2001 and 2002 reflect operations of the Company's handheld wireless technology business only.

                          Stronghold Technologies, Inc.
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 28, 2003           By: /s/ Christopher J. Carey
      --------------              ----------------------------------------------
                                  Christopher J. Carey, President and
                                  Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.